

Towngas
The Hong Kong and China Gas Company Limited



06017633

3 October 2006

Our ref: CS/GL/L/06-12

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 13 September 2006;

2. A copy of the newspaper advertisement on 14 September 2006 in respect of "Preliminary Announcement of 2006 Interim Results" and "Notice to Shareholders – 2006 Interim Dividend of HK 12 cents Per Share";

3. A copy of our 2006 Interim Report.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

dw 10/25

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2006 Interim Profit HK$2,509.5 Million

* * *

INTERIM DIVIDEND AMOUNTS TO 12 CENTS PER SHARE

HALF-YEARLY RESULTS

(HONG KONG, SEPTEMBER 13, 2006) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its unaudited interim results for the six months ended June 30, 2006. Profit after taxation attributable to shareholders of the Group for the six months ended June 30, 2006 amounted to HK$2,509.5 million, including HK$1,803.6 million arising from the Group's gas business and property rental income - an increase of HK$38.7 million as compared with the corresponding period in 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$705.9 million for the six months ended June 30, 2006. Turnover of the Group was HK$5,418.4 million during the period under review.

Profit after taxation attributable to shareholders of the Group for the six months ended June 30, 2006 included approximately HK$117.7 million, which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects, and HK$588.2 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,034.8 million, and its share of a revaluation surplus from the investment property was HK$325.5 million, for the same period last year.

After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the six months ended June 30, 2006 amounted to HK 32.7 cents compared to HK 31.6 cents for the same period last year.

The Directors of Towngas have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders on October 13, 2006. The register of shareholders will be closed on Thursday, October 12, 2006 and Friday, October 13, 2006, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, October 23, 2006.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the first half of 2006, has led to a decrease of 2.1 per cent in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6 per cent. Total volume of gas sales in Hong Kong for the six months ended June 30, 2006 decreased slightly by 1.5 per cent compared with the same period last year. As at June 30, 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

The Group will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong during the fourth quarter of this year to partially replace naphtha as feedstock for the production of town gas. The Group has a 3 per cent interest in this terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on June 28, 2006. LNG for the Project will be supplied from Australia under a 25-year contract.

Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October this year. The Group has a contract for natural gas to be supplied at a price currently lower than naphtha which will help reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings will be passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas will also help protect the environment.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group is diversifying its business on the mainland. Having built up a well-established base, the Group's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition, using its gas business as a role model, the Group is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of the Group's investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, the Group has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. The Group now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, the Group's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, the Group's joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are the Group's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, the Group is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of investment underpins downstream joint venture projects which enable the Group to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, the Group is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland. .

The Group has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. The Group now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, the Group will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

The Group currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. The Group's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business, run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve growth in turnover. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months, thus improving business prospects as prices can now be more directly linked to the cost of LPG.

ECO's landfill gas project at the North East New Territories landfill site is progressing well. Operational tests of the landfill gas treatment facility will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas effectively will help limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006 and is attracting a good response. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area will be approximately 150,000 square feet. The project is due for completion by the end of this year.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.23 million square feet had been sold by the end of June 2006. With residential occupancy starting in early 2006, the whole project is now yielding substantial returns to the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing very well.

BUSINESS OUTLOOK FOR 2006

The Company has not increased its basic gas tariff for the past eight years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since the Company contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

- end -

Encl.: Interim results for the first half of 2006 with comparative figures for 2005

September 13, 2006

Issued by A-World Consulting Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-
Madam Wong Sau Ying/Mr. John Ho
The Hong Kong and China Gas Co. Ltd.
Tel: 2963 3488
Fax: 2516 7368

2006 INTERIM RESULTS ANNOUNCEMENT

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Six months ended 30th June 2006 HK$ M	2005 HK$ M
Turnover	1	**5,418.4**	4,837.2
Operating Profit before Returns on Investments	2	**1,969.8**	1,968.0
Investment Income		**182.8**	140.3
Operating Profit		**2,152.6**	2,108.3
Interest Expense		**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies		**714.5**	408.5
Share of Profits less Losses of Jointly Controlled Entities		**168.0**	1,020.4
Profit before Taxation		**2,888.9**	3,512.6
Taxation	3	**(369.3)**	(379.9)
Profit for the period		**2,519.6**	3,132.7
Attributable to:			
Shareholders of the Company		**2,509.5**	3,125.2
Minority Interests		**10.1**	7.5
		2,519.6	3,132.7
Dividends - Interim Proposed	4	**661.1**	669.5
Earnings per Share – Basic and Diluted, HK cents	5	**45.6**	55.9

1. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	Six months ended 30th June	
	2006	2005
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,757.2**	3,656.5
Fuel Cost Adjustment	**830.4**	509.9
Gas Sales after Fuel Cost Adjustment	**4,587.6**	4,166.4
Equipment Sales	**374.2**	382.8
Maintenance and Services	**128.0**	121.9
Other Sales	**328.6**	166.1
	5,418.4	4,837.2

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the Mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		Mainland China		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$ M	HK$ M	**HK$ M**	HK$ M	**HK$ M**	HK$ M
Turnover	**4,688.9**	4,361.8	**729.5**	475.4	**5,418.4**	4,837.2
Segment Results	**2,040.1**	2,024.7	**92.5**	80.4	**2,132.6**	2,105.1
Unallocated Corporate Expenses					**(162.8)**	(137.1)
Operating Profit before Returns on Investments					**1,969.8**	1,968.0
Investment Income					**182.8**	140.3
Operating Income					**2,152.6**	2,108.3
Interest Expense					**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies	**698.5**	394.6	**16.0**	13.9	**714.5**	408.5
Share of Profits less Losses of Jointly Controlled Entities	**74.1**	978.0	**93.9**	42.4	**168.0**	1,020.4
Profit before Taxation					**2,888.9**	3,512.6
Taxation					**(369.3)**	(379.9)
Profit for the period					**2,519.6**	3,132.7

Attributable to:		
Shareholders of the Company	**2,509.5**	3,125.2
Minority Interests	**10.1**	7.5
	2,519.6	3,132.7

Share of profits of associated companies includes HK$588.2 million (2005: HK$325.5 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$74.1 million (2005: HK$978.0 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2006	2005
	HK$ M	HK$ M
Turnover	**5,418.4**	4,837.2
Less Expenses:		
Stores and Materials Used	**(2,373.1)**	(1,879.4)
Manpower Costs	**(416.6)**	(362.0)
Depreciation and Amortisation	**(283.9)**	(242.1)
Other Operating Items	**(375.0)**	(385.7)
Operating Profit before Returns on Investments	**1,969.8**	1,968.0

3. Taxation

	Six months ended 30th June	
	2006	2005
	HK$ M	HK$ M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2005:17.5%) on the estimated assessable profit for the period	**302.9**	349.4
Deferred Taxation relating to the origination and reversal of temporary differences	**66.4**	30.5
	369.3	379.9

4. Dividends

	Six months ended 30th June	
	2006	2005
	HK$ M	HK$ M
2005 Final, paid, of HK 23 cents per share (2004 Final: HK 23 cents per share)	**1,267.0**	1,284.3
2006 Interim, proposed, of HK 12 cents per share (2005 Interim: HK 12 cents per share)	**661.1**	669.5
	1,928.1	1,953.8

5. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,509.5 million (2005: HK$3,125.2 million) and the weighted average of 5,508,759,988 shares (2005: 5,587,299,488 shares) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2005: nil), the diluted earnings per share for the period ended 30th June 2006 is the same as the basic earnings per share.

The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. At 30th June 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
0 – 30 days	1,159.9	1,142.9
31 – 60 days	62.1	50.2
61 – 90 days	26.3	15.8
Over 90 days	126.0	113.5
	1,374.3	1,322.4

8. **Trade and Other Payables**

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
Trade Payables *(Note a)*	309.7	400.4
Other Payments and Accruals *(Note b)*	1,991.1	1,347.1
	2,300.8	1,747.5

Notes:

(a) At 30th June 2006, the aging analysis of the trade payables was as follows:

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
0 – 30 days	198.6	313.2
31 – 60 days	21.8	13.6
61 – 90 days	12.1	6.9
Over 90 days	77.2	66.7
	309.7	400.4

(b) The balance includes an amount of HK$380.5 million (2005: HK$380.5 million) received from Henderson Land Development Company Limited in relation to residential portion of the Ma Tau Kok South property development project.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2006, the Group had a net current borrowing position of HK$509 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,605 million (31st December 2005: HK$2,425 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million (31st December 2005: HK$1,891 million), net current fund as at 30th June 2006 amounted to HK$1,689 million (net current debt as at 31st December 2005: HK$2,483 million). In addition, banking facilities available for use amounted to HK$3,600 million (31st December 2005: HK$2,234 million).

The operating and capital expenditure of the Group is funded by cash flow from operations and properties, internal liquidity and banking facilities. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2006, the Group's borrowings amounted to HK$7,937 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,559 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,301 million (31st December 2005: HK$5,835 million) were with maturity within one year on revolving credit or term loan facilities. As at 30th June 2006, a subsidiary in mainland China had a finance lease of HK$77 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2006, the maturity profile of Group's borrowings was 29 per cent within 1 year; 3 per cent within 1 to 2 years and 68 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing/(shareholders' funds + net borrowing)] for the Group as at 30th June 2006 remained healthy at around 26 per cent (31st December 2005: at around 29 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million as at 30th June 2006 (31st December 2005: HK$1,891 million), the net gearing ratio [net debt/(shareholders' funds + net debt)] stood at 18 per cent (31st December 2005: 23 per cent).

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 30th June 2006, the Group provided guarantees totalling HK$884 million (31st December 2005: HK$840 million) in respect of bank borrowing facilities made available to an associated company.

Contingent Liabilities

As at 30th June 2006, the Group provided guarantees totalling HK$884 million (31st December 2005: HK$840 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investments there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2006, the investments in securities amounted to HK$2,987 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Compliance with Model Code

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code throughout the review period.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2006.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(stock code: 0003)

NOTICE TO SHAREHOLDERS

2006 INTERIM DIVIDEND
HK 12 CENTS PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2006 of HK 12 cents per share payable to Shareholders whose names are on the Register of Shareholders on 13th October 2006.

The Register of Shareholders will be closed on Thursday, 12th October 2006 and Friday, 13th October 2006, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 11th October 2006.**

Dividend warrants will be despatched to Shareholders on Monday, 23rd October 2006.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 13th September 2006

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*



Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2006 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2006 amounted to HK$2,509.5 million, including HK$1,803.6 million arising from the Group's gas business and property rental income – an increase of HK$38.7 million as compared with the corresponding period in 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$705.9 million for the six months ended 30th June 2006.

Highlights of the unaudited results of the Group for the six months ended 30th June 2006, as compared to the same period in 2005, are shown in the following table:

	Unaudited Six months ended 30th June	
	2006	2005
Turnover before Fuel Cost Adjustment, HK million dollars	**4,588.0**	4,327.3
Turnover after Fuel Cost Adjustment, HK million dollars	**5,418.4**	4,837.2
Profit Attributable to Shareholders, HK million dollars	**2,509.5**	3,125.2
Earnings per Share excluding Profits from Sale of Properties and Revaluation Surplus of an Investment Property, HK cents	**32.7**	31.6
Earnings per Share including Profits from Sale of Properties and Revaluation Surplus of an Investment Property, HK cents	**45.6**	55.9
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**14,995**	15,226
Number of Customers in Hong Kong as at 30th June	**1,606,841**	1,574,513

Profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2006 included approximately HK$117.7 million, which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects, and HK$588.2 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,034.8 million, and its share of a revaluation surplus from the investment property was HK$325.5 million, for the same period last year.

After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the six months ended 30th June 2006 amounted to HK 32.7 cents compared to HK 31.6 cents for the same period last year.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the first half of 2006, has led to a decrease of 2.1 per cent in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6 per cent. Total volume of gas sales in Hong Kong for the six months ended 30th June 2006 decreased slightly by 1.5 per cent compared with the same period last year. As at 30th June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

The Group will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong during the fourth quarter of this year to partially replace naphtha as feedstock for the production of town gas. The Group has a 3 per cent interest in this terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project will be supplied from Australia under a 25-year contract.

Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October this year. The Group has a contract for natural gas to be supplied at a price currently lower than naphtha which will help reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings will be passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas will also help protect the environment.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group is diversifying its business on the mainland. Having built up a well-established base, the Group's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition, using its gas business as a role model, the Group is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of the Group's investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, the Group has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. The Group now has city piped gas joint

venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, the Group's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, the Group's joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are the Group's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, the Group is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of investment underpins downstream joint venture projects which enable the Group to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, the Group is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland.

The Group has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. The Group now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, the Group will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

The Group currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. The Group's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business, run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve growth in turnover. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months, thus improving business prospects as prices can now be more directly linked to the cost of LPG.

ECO's landfill gas project at the North East New Territories landfill site is progressing well. Operational tests of the landfill gas treatment facility will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas effectively will help limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006 and is attracting a good response. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area will be approximately 150,000 square feet. The project is due for completion by the end of this year.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.23 million square feet had been sold by the end of June 2006. With residential occupancy starting in early 2006, the whole project is now yielding substantial returns to the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing very well.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,890 as at 30th June 2006. During the first half of 2006, the number of customers increased by approximately 32,000; overall productivity rose by 3.6 per cent compared with the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$296 million for the six months ended 30th June 2006 compared to HK$301 million for the corresponding period in 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 13th October 2006. To enable our Registrars to complete the necessary work

associated with this payment, the register of shareholders will be closed on Thursday, 12th October 2006 and Friday, 13th October 2006, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 23rd October 2006.

BUSINESS OUTLOOK FOR 2006

The Company has not increased its basic gas tariff for the past eight years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since the Company contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

LEE Shau Kee
Chairman

Hong Kong, 13th September 2006

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2006 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Six months ended 30th June	
		2006	2005
	Note	***HK$ M***	*HK$ M*
Turnover	*2*	**5,418.4**	4,837.2
Operating Profit before Returns on Investments	*3*	**1,969.8**	1,968.0
Investment Income		**182.8**	140.3
Operating Profit		**2,152.6**	2,108.3
Interest Expense		**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies		**714.5**	408.5
Share of Profits less Losses of Jointly Controlled Entities		**168.0**	1,020.4
Profit before Taxation		**2,888.9**	3,512.6
Taxation	*4*	**(369.3)**	(379.9)
Profit for the period		**2,519.6**	3,132.7
Attributable to:			
Shareholders of the Company		**2,509.5**	3,125.2
Minority Interests		**10.1**	7.5
		2,519.6	3,132.7
Dividends – Interim Proposed	*5*	**661.1**	669.5
Earnings per Share – Basic and Diluted, HK cents	*6*	**45.6**	55.9

CONSOLIDATED BALANCE SHEET (UNAUDITED)

as at 30th June 2006

	Note	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
Assets			
Non-Current Assets			
Property, Plant and Equipment		**11,733.4**	10,604.5
Leasehold Land		**466.2**	462.5
Intangible Asset		**45.8**	45.8
Associated Companies		**3,122.6**	2,060.9
Jointly Controlled Entities		**4,710.6**	5,197.5
Available-for-Sale Financial Assets		**788.6**	768.0
		20,867.2	19,139.2
Current Assets			
Property under Development for Sale		**753.2**	579.8
Inventories		**899.9**	921.3
Trade and Other Receivables	*7*	**2,015.8**	2,104.2
Loans to Associated Companies		**2,204.9**	2,221.0
Loans to Jointly Controlled Entities		**190.8**	1,154.2
Housing Loans to Staff		**88.7**	102.8
Financial Assets at Fair Value through Profit or Loss		**2,198.4**	1,891.0
Time Deposits over three months		**13.3**	8.7
Time Deposits up to three months, Cash and Bank Balances		**1,809.5**	1,474.7
		10,174.5	10,457.7
Current Liabilities			
Trade and Other Payables	*8*	**(2,300.8)**	(1,747.5)
Provision for Taxation		**(319.6)**	(577.8)
Borrowings		**(2,332.1)**	(5,857.2)
		(4,952.5)	(8,182.5)
Net Current Assets		**5,222.0**	2,275.2
Total Assets less Current Liabilities		**26,089.2**	21,414.4
Non-Current Liabilities			
Customers' Deposits		**(994.9)**	(982.3)
Deferred Taxation		**(1,139.1)**	(1,072.7)
Retirement Benefit Liabilities		**(18.2)**	(16.1)
Borrowings		**(5,604.7)**	(2,424.8)
Loans from Minority Interests		**(74.0)**	(74.2)

	(7,830.9)	(4,570.1)
Net Assets	**18,258.3**	16,844.3
Capital and Reserves		
Share Capital	**1,377.2**	1,377.2
Share Premium	**3,907.8**	3,907.8
Reserves	**11,828.0**	9,863.9
Proposed Dividend	**661.1**	1,267.0
Shareholders' Funds	**17,774.1**	16,415.9
Minority Interests	**484.2**	428.4
Total Equity	**18,258.3**	16,844.3

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of this condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2005. The Group has based on the new Hong Kong Financial Reporting Standards ("HKFRS") – Interpretation 4 "Determining whether an Arrangement contains a Lease", which is effective for accounting periods commencing on or after 1st January 2006, determined that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.

The HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2006. The Company has not early adopted these new and revised HKFRSs.

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	Six months ended 30th June	
	2006	2005
	HK$ M	*HK$ M*
Gas Sales before Fuel Cost Adjustment	**3,757.2**	3,656.5
Fuel Cost Adjustment	**830.4**	509.9
Gas Sales after Fuel Cost Adjustment	**4,587.6**	4,166.4
Equipment Sales	**374.2**	382.8
Maintenance and Services	**128.0**	121.9
Other Sales	**328.6**	166.1
	5,418.4	4,837.2

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the Mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		Mainland China		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$ M	*HK$ M*	***HK$ M***	*HK$ M*	***HK$ M***	*HK$ M*
Turnover	**4,688.9**	4,361.8	**729.5**	475.4	**5,418.4**	4,837.2
Segment Results	**2,040.1**	2,024.7	**92.5**	80.4	**2,132.6**	2,105.1
Unallocated Corporate Expenses					**(162.8)**	(137.1)
Operating Profit before Returns on Investments					**1,969.8**	1,968.0
Investment Income					**182.8**	140.3
Operating Income					**2,152.6**	2,108.3
Interest Expense					**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies	**698.5**	394.6	**16.0**	13.9	**714.5**	408.5

Share of Profits less Losses of Jointly Controlled Entities	**74.1**	978.0	**93.9**	42.4	**168.0**	1,020.4
Profit before Taxation					**2,888.9**	3,512.6
Taxation					**(369.3)**	(379.9)
Profit for the period					**2,519.6**	3,132.7
Attributable to:						
Shareholders of the Company					**2,509.5**	3,125.2
Minority Interests					**10.1**	7.5
					2,519.6	3,132.7

Share of profits of associated companies includes HK$588.2 million (2005: HK$325.5 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$74.1 million (2005: HK$978.0 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2006	2005
	HK$ M	*HK$ M*
Turnover	**5,418.4**	4,837.2
Less Expenses:		
Stores and Materials Used	**(2,373.1)**	(1,879.4)
Manpower Costs	**(416.6)**	(362.0)
Depreciation and Amortisation	**(283.9)**	(242.1)
Other Operating Items	**(375.0)**	(385.7)
Operating Profit before Returns on Investments	**1,969.8**	1,968.0

4. Taxation

	Six months ended 30th June	
	2006	2005
	HK$ M	*HK$ M*
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2005:17.5%) on the estimated assessable profit for the period	**302.9**	349.4
Deferred Taxation relating to the origination and reversal of temporary differences	**66.4**	30.5
	369.3	379.9

5. Dividends

	Six months ended 30th June	
	2006	2005
	HK$ M	*HK$ M*
2005 Final, paid, of HK 23 cents per share (2004 Final: HK 23 cents per share)	**1,267.0**	1,284.3
2006 Interim, proposed, of HK 12 cents per share (2005 Interim: HK 12 cents per share)	**661.1**	669.5
	1,928.1	1,953.8

6. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,509.5 million (2005: HK$3,125.2 million) and the weighted average of 5,508,759,988 shares (2005: 5,587,299,488 shares) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2005: nil), the diluted earnings per share for the period ended 30th June 2006 is the same as the basic earnings per share.

7. Trade and Other Receivables

	At 30th June	At 31st December
	2006	2005
	HK$ M	*HK$ M*
Trade Receivables	**1,374.3**	1,322.4
Other Receivables	**443.0**	670.3
Payment in Advance	**198.5**	111.5
	2,015.8	2,104.2

The Group recognised a loss of HK$10.3 million (2005: HK$18.7 million) for the impairment of its trade receivables during the period. The impairment has been included in other operating items (Note 3).

The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. At 30th June 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
0 – 30 days	**1,159.9**	1,142.9
31 – 60 days	**62.1**	50.2
61 – 90 days	**26.3**	15.8
Over 90 days	**126.0**	113.5
	1,374.3	1,322.4

8. Trade and Other Payables

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
Trade Payables *(Note a)*	**309.7**	400.4
Other Payments and Accruals *(Note b)*	**1,991.1**	1,347.1
	2,300.8	1,747.5

Notes:

(a) At 30th June 2006, the aging analysis of the trade payables was as follows:

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
0 – 30 days	**198.6**	313.2
31 – 60 days	**21.8**	13.6
61 – 90 days	**12.1**	6.9
Over 90 days	**77.2**	66.7
	309.7	400.4

(b) The balance includes an amount of HK$380.5 million (2005: HK$380.5 million) received from Henderson Land Development Company Limited in relation to residential portion of the Ma Tau Kok South property development project.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2006, the Group had a net current borrowing position of HK$509 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,605 million (31st December 2005: HK$2,425 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million (31st December 2005: HK$1,891 million), net current fund as at 30th June 2006 amounted to HK$1,689 million (net current debt as at 31st December 2005: HK$2,483 million). In addition,

banking facilities available for use amounted to HK$3,600 million (31st December 2005: HK$2,234 million).

The operating and capital expenditure of the Group is funded by cash flow from operations and properties, internal liquidity and banking facilities. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2006, the Group's borrowings amounted to HK$7,937 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,559 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,301 million (31st December 2005: HK$5,835 million) were with maturity within one year on revolving credit or term loan facilities. As at 30th June 2006, a subsidiary in mainland China had a finance lease of HK$77 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2006, the maturity profile of Group's borrowings was 29 per cent within 1 year; 3 per cent within 1 to 2 years and 68 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing/(shareholders' funds + net borrowing)] for the Group as at 30th June 2006 remained healthy at around 26 per cent (31st December 2005: at around 29 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million as at 30th June 2006 (31st December 2005: HK$1,891 million), the net gearing ratio [net debt/(shareholders' funds + net debt)] stood at 18 per cent (31st December 2005: 23 per cent).

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 30th June 2006, the Group provided guarantees totalling HK$884 million (31st December 2005: HK$840 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investments there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2006, the investments in securities amounted to HK$2,987 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Compliance with Model Code

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code throughout the review period.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2006.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

"Please also refer to the published version of this announcement in South China Morning Post."



Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2006 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2006 amounted to HK$2,509.5 million, including HK$1,803.6 million arising from the Group's gas business and property rental income – an increase of HK$38.7 million as compared with the corresponding period in 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$705.9 million for the six months ended 30th June 2006.

Highlights of the unaudited results of the Group for the six months ended 30th June 2006, as compared to the same period in 2005, are shown in the following table:

	Unaudited Six months ended 30th June	
	2006	2005
Turnover before Fuel Cost Adjustment, HK million dollars	4,588.0	4,327.3
Turnover after Fuel Cost Adjustment, HK million dollars	5,418.4	4,837.2
Profit Attributable to Shareholders, HK million dollars	2,509.5	3,125.2
Earnings per Share excluding Profits from Sale of Properties and Revaluation Surplus of an Investment Property, HK cents	32.7	31.6
Earnings per Share including Profits from Sale of Properties and Revaluation Surplus of an Investment Property, HK cents	45.6	55.9
Interim Dividends per Share, HK cents	12.0	12.0
Town Gas Sold in Hong Kong, million MJ	14,995	15,226
Number of Customers in Hong Kong as at 30th June	1,606,841	1,574,513

Profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2006 included approximately HK$117.7 million, which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects, and HK$588.2 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,034.8 million, and its share of a revaluation surplus from the investment property was HK$325.5 million, for the same period last year.

After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the six months ended 30th June 2006 amounted to HK 32.7 cents compared to HK 31.6 cents for the same period last year.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the first half of 2006, has led to a decrease of 2.1 per cent in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6 per cent. Total volume of gas sales in Hong Kong for the six months ended 30th June 2006 decreased slightly by 1.5 per cent compared with the same period last year. As at 30th June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

The Group will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong during the fourth quarter of this year to partially replace naphtha as feedstock for the production of town gas. The Group has a 3 per cent interest in this terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project will be supplied from Australia under a 25-year contract.

Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October this year. The Group has a contract for natural gas to be supplied at a price currently lower than naphtha which will help reduce production

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.23 million square feet had been sold by the end of June 2006. With residential occupancy starting in early 2006, the whole project is now yielding substantial returns to the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing very well.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,890 as at 30th June 2006. During the first half of 2006, the number of customers increased by approximately 32,000; overall productivity rose by 3.6 per cent compared with the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$296 million for the six months ended 30th June 2006 compared to HK$301 million for the corresponding period in 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 13th October 2006. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 12th October 2006 and Friday, 13th October 2006, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 23rd October 2006.

BUSINESS OUTLOOK FOR 2006

The Company has not increased its basic gas tariff for the past eight years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since the Company contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

LEE Shau Kee
Chairman

Hong Kong, 13th September 2006

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2006 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Six months ended 30th June	
	Note	2006 HK$ M	2005 HK$ M
Turnover	2	5,418.4	4,837.2
Operating Profit before Returns on Investments	3	1,969.8	1,968.0
Investment Income		182.8	140.3
Operating Profit		2,152.6	2,108.3
Interest Expense		(146.2)	(24.6)
Share of Profits less Losses of Associated Companies		714.5	408.5

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of this condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2005. The Group has based on the new Hong Kong Financial Reporting Standards ("HKFRS") – Interpretation 4 "Determining whether an Arrangement contains a Lease", which is effective for accounting periods commencing on or after 1st January 2006, determined that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.

The HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2006. The Company has not early adopted these new and revised HKFRSs.

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	Six months ended 30th June	
	2006 HK$ M	2005 HK$ M
Gas Sales before Fuel Cost Adjustment	3,757.2	3,656.5
Fuel Cost Adjustment	830.4	509.9
Gas Sales after Fuel Cost Adjustment	4,587.6	4,166.4
Equipment Sales	374.2	382.8
Maintenance and Services	128.0	121.9
Other Sales	328.6	166.1
	5,418.4	4,837.2

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the Mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		Mainland China		Total	
	2006 HK$ M	2005 HK$ M	2006 HK$ M	2005 HK$ M	2006 HK$ M	2005 HK$ M
Turnover	4,688.9	4,361.8	729.5	475.4	5,418.4	4,837.2
Segment Results	2,040.1	2,024.7	92.5	80.4	2,132.6	2,105.1
Unallocated Corporate Expenses					(162.8)	(137.1)
Operating Profit before Returns on Investments					1,969.8	1,968.0
Investment Income					182.8	140.3
Operating Income					2,152.6	2,108.3
Interest Expense					(146.2)	(24.6)
Share of Profits less Losses of Associated Companies	698.5	394.6	16.0	13.9	714.5	408.5
Share of Profits less Losses						

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group is diversifying its business on the mainland. Having built up a well-established base, the Group's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition, using its gas business as a role model, the Group is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of the Group's investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, the Group has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. The Group now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, the Group's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, the Group's joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are the Group's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, the Group is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of investment underpins downstream joint venture projects which enable the Group to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, the Group is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland.

The Group has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. The Group now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, the Group will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

The Group currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. The Group's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business, run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve growth in turnover. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months, thus improving business prospects as prices can now be more directly linked to the cost of LPG.

ECO's landfill gas project at the North East New Territories landfill site is progressing well. Operational tests of the landfill gas treatment facility will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas effectively will help limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006 and is attracting a good response. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area will be approximately 150,000 square feet. The project is due for completion by the end of this year.

	Note		
Profit before Taxation		2,888.9	3,512.6
Taxation	4	(369.3)	(379.9)
Profit for the period		2,519.6	3,132.7
Attributable to:			
Shareholders of the Company		2,509.5	3,125.2
Minority Interests		10.1	7.5
		2,519.6	3,132.7
Dividends – Interim Proposed	5	661.1	669.5
Earnings per Share – Basic and Diluted, HK cents	6	45.6	55.9

CONSOLIDATED BALANCE SHEET (UNAUDITED)

as at 30th June 2006

	Note	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
Assets			
Non-Current Assets			
Property, Plant and Equipment		11,733.4	10,604.5
Leasehold Land		466.2	462.5
Intangible Asset		45.8	45.8
Associated Companies		3,122.6	2,060.9
Jointly Controlled Entities		4,710.6	5,197.5
Available-for-Sale Financial Assets		788.6	768.0
		20,867.2	19,139.2
Current Assets			
Property under Development for Sale		753.2	579.8
Inventories		899.9	921.3
Trade and Other Receivables	7	2,015.8	2,104.2
Loans to Associated Companies		2,204.9	2,221.0
Loans to Jointly Controlled Entities		190.8	1,154.2
Housing Loans to Staff		88.7	102.8
Financial Assets at Fair Value through Profit or Loss		2,198.4	1,891.0
Time Deposits over three months		13.3	8.7
Time Deposits up to three months, Cash and Bank Balances		1,809.5	1,474.7
		10,174.5	10,457.7
Current Liabilities			
Trade and Other Payables	8	(2,300.8)	(1,747.5)
Provision for Taxation		(319.6)	(577.8)
Borrowings		(2,332.1)	(5,857.2)
		(4,952.5)	(8,182.5)
Net Current Assets		5,222.0	2,275.2
Total Assets less Current Liabilities		26,089.2	21,414.4
Non-Current Liabilities			
Customers' Deposits		(994.9)	(982.3)
Deferred Taxation		(1,139.1)	(1,072.7)
Retirement Benefit Liabilities		(18.2)	(16.1)
Borrowings		(5,604.7)	(2,424.8)
Loans from Minority Interests		(74.0)	(74.2)
		(7,830.9)	(4,570.1)
Net Assets		18,258.3	16,844.3
Capital and Reserves			
Share Capital		1,377.2	1,377.2
Share Premium		3,907.8	3,907.8
Reserves		11,828.0	9,863.9
Proposed Dividend		661.1	1,267.0
Shareholders' Funds		17,774.1	16,415.9
Minority Interests		484.2	428.4
Total Equity		18,258.3	16,844.3

Profit for the period	2,519.6	3,132.7
Attributable to:		
Shareholders of the Company	2,509.5	3,125.2
Minority Interests	10.1	7.5
	2,519.6	3,132.7

Share of profits of associated companies includes HK$588.2 million (2005: HK$325.5 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$74.1 million (2005: HK$978.0 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

3. Operating Profit before Returns on Investments

	Six months ended 30th June 2006 HK$ M	2005 HK$ M
Turnover	5,418.4	4,837.2
Less Expenses:		
Stores and Materials Used	(2,373.1)	(1,879.4)
Manpower Costs	(416.6)	(382.0)
Depreciation and Amortisation	(283.9)	(242.1)
Other Operating Items	(375.0)	(385.7)
Operating Profit before Returns on Investments	1,969.8	1,968.0

4. Taxation

	Six months ended 30th June 2006 HK$ M	2005 HK$ M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2005:17.5%) on the estimated assessable profit for the period	302.9	349.4
Deferred Taxation relating to the origination and reversal of temporary differences	66.4	30.5
	369.3	379.9

5. Dividends

	Six months ended 30th June 2006 HK$ M	2005 HK$ M
2005 Final, paid, of HK 23 cents per share (2004 Final: HK 23 cents per share)	1,267.0	1,284.3
2006 Interim, proposed, of HK 12 cents per share (2005 Interim: HK 12 cents per share)	661.1	669.5
	1,928.1	1,953.8

6. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,509.5 million (2005: HK$3,125.2 million) and the weighted average of 5,508,759,988 shares (2005: 5,587,299,488 shares) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2005: nil), the diluted earnings per share for the period ended 30th June 2006 is the same as the basic earnings per share.

7. Trade and Other Receivables

	At 30th June 2006 HK$ M	At 31st December 2005 HK$ M
Trade Receivables	1,374.3	1,322.4
Other Receivables	443.0	670.3
Payment in Advance	198.5	111.5
	2,015.8	2,104.2

The Group recognised a loss of HK$10.3 million (2005: HK$18.7 million) for the impairment of its trade receivables during the period. The impairment has been included in other operating items (Note 3).

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

2006

Interim Report



Towngas

The Hong Kong and China Gas Company Limited
(stock code: 0003)

HK32.7 cents compared to HK31.6 cents for the same period last year.

A detailed financial statement is provided on pages 5 to 20 of this Interim Report. The interim accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the first half of 2006, has led to a decrease of 2.1 per cent in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6 per cent. Total volume of gas sales in Hong Kong for the six months ended 30th June 2006 decreased slightly by 1.5 per cent compared with the same period last year. As at 30th June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

The Group will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong during the fourth quarter of this year to partially replace naphtha as feedstock for the production of town gas. The Group has a 3 per cent interest in this terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project will be supplied from Australia under a 25-year contract.

Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October this year. The Group has a contract for natural gas to be supplied at a price currently lower than naphtha which will help reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings will be passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas will also help protect the environment.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group is diversifying its business on the mainland. Having built up a well-established base, the Group's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition, using its gas business as a role model, the Group is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of the Group's investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, the Group has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. The Group now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, the Group's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, the Group's joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are the Group's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, the Group is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of investment underpins downstream joint venture projects which enable the Group to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, the Group is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland.

The Group has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. The Group now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, the Group will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

The Group currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. The Group's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business, run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve growth in turnover. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months, thus improving business prospects as prices can now be more directly linked to the cost of LPG.

ECO's landfill gas project at the North East New Territories landfill site is progressing well. Operational tests of the landfill gas treatment facility will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas effectively will help limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006 and is attracting a good response. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area will be approximately 150,000 square feet. The project is due for completion by the end of this year.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.23 million square feet had been sold by the end of June 2006. With residential occupancy starting in early 2006, the whole project is now yielding substantial returns to the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing very well.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,890 as at 30th June 2006. During the first half of 2006, the number of customers increased by approximately 32,000; overall productivity rose by 3.6 per cent compared with the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$296 million for the six months ended 30th June 2006 compared to HK$301 million for the corresponding period in 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 13th October 2006. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 12th October 2006 and Friday, 13th October 2006, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 23rd October 2006.

BUSINESS OUTLOOK FOR 2006

The Company has not increased its basic gas tariff for the past eight years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since the Company contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

LEE Shau Kee
Chairman

Hong Kong, 13th September 2006

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
for the six months ended 30th June

	Note	**2006 HK$M**	2005 HK$M
Turnover	2	**5,418.4**	4,837.2
Operating Profit before Returns on Investments	3	**1,969.8**	1,968.0
Investment Income	4	**182.8**	140.3
Operating Profit		**2,152.6**	2,108.3
Interest Expense		**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies		**714.5**	408.5
Share of Profits less Losses of Jointly Controlled Entities		**168.0**	1,020.4
Profit before Taxation	5	**2,888.9**	3,512.6
Taxation	6	**(369.3)**	(379.9)
Profit for the period		**2,519.6**	3,132.7
Attributable to:			
Shareholders of the Company		**2,509.5**	3,125.2
Minority Interests		**10.1**	7.5
		2,519.6	3,132.7
Dividends – Interim Proposed	7	**661.1**	669.5
Earnings per Share – Basic and Diluted, HK cents	8	**45.6**	55.9

CONSOLIDATED BALANCE SHEET (UNAUDITED)
as at 30th June 2006

	Note	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Assets			
Non-Current Assets			
Property, Plant and Equipment	9	**11,733.4**	10,604.5
Leasehold Land		**466.2**	462.5
Intangible Asset		**45.8**	45.8
Associated Companies		**3,122.6**	2,060.9
Jointly Controlled Entities		**4,710.6**	5,197.5
Available-for-Sale Financial Assets		**788.6**	768.0
		20,867.2	19,139.2
Current Assets			
Property under Development for Sale		**753.2**	579.8
Inventories		**899.9**	921.3
Trade and Other Receivables	10	**2,015.8**	2,104.2
Loans to Associated Companies		**2,204.9**	2,221.0
Loans to Jointly Controlled Entities		**190.8**	1,154.2
Housing Loans to Staff		**88.7**	102.8
Financial Assets at Fair Value through Profit or Loss		**2,198.4**	1,891.0
Time Deposits over three months		**13.3**	8.7
Time Deposits up to three months, Cash and Bank Balances		**1,809.5**	1,474.7
		10,174.5	10,457.7
Current Liabilities			
Trade and Other Payables	11	**(2,300.8)**	(1,747.5)
Provision for Taxation		**(319.6)**	(577.8)
Borrowings		**(2,332.1)**	(5,857.2)
		(4,952.5)	(8,182.5)
Net Current Assets		**5,222.0**	2,275.2
Total Assets less Current Liabilities		**26,089.2**	21,414.4
Non-Current Liabilities			
Customers' Deposits		**(994.9)**	(982.3)
Deferred Taxation		**(1,139.1)**	(1,072.7)
Retirement Benefit Liabilities		**(18.2)**	(16.1)
Borrowings		**(5,604.7)**	(2,424.8)
Loans from Minority Interests		**(74.0)**	(74.2)
		(7,830.9)	(4,570.1)
Net Assets		**18,258.3**	16,844.3
Capital and Reserves			
Share Capital	12	**1,377.2**	1,377.2
Share Premium		**3,907.8**	3,907.8
Reserves	13	**11,828.0**	9,863.9
Proposed Dividend	13	**661.1**	1,267.0
Shareholders' Funds		**17,774.1**	16,415.9
Minority Interests		**484.2**	428.4
Total Equity		**18,258.3**	16,844.3

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
for the six months ended 30th June

	2006 HK$M	2005 HK$M
Net Cash from Operating Activities	**2,513.0**	1,461.8
Net Cash Used in Investing Activities	**(382.5)**	(1,589.0)
Net Cash (Used in)/from Financing Activities	**(1,806.5)**	493.7
Increase in Cash and Cash Equivalents	**324.0**	366.5
Cash and Cash Equivalents at 1st January	**1,465.6**	1,840.0
Effect of Foreign Exchange Rate Changes	**3.3**	(6.4)
Cash and Cash Equivalents at 30th June	**1,792.9**	2,200.1
Analysis of Balances of Cash and Cash Equivalents		
Cash and Bank Balances	**507.7**	473.8
Time Deposits up to three months	**1,301.8**	1,736.9
Bank Overdrafts	**(16.6)**	(10.6)
	1,792.9	2,200.1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30th June 2006

	Attributable to Share-holders of the Company HK$M	Minority Interests HK$M	Total HK$M
Total Equity as at 1st January 2006	**16,415.9**	**428.4**	**16,844.3**
Revaluation Surplus of Available-for-Sale Financial Assets transferred to Equity	**20.2**	–	**20.2**
Revaluation Surplus of Available-for-Sale Financial Assets removed on disposal	**(7.3)**	–	**(7.3)**
Capital Reserve	**44.7**	–	**44.7**
Currency Translation Differences	**58.1**	**5.7**	**63.8**
Net Income Recognised directly in Equity	**115.7**	**5.7**	**121.4**
Profit for the period	**2,509.5**	**10.1**	**2,519.6**
Total Recognised Net Income for the period	**2,625.2**	**15.8**	**2,641.0**
Consolidation of a Subsidiary from a Jointly Controlled Entity	–	**40.0**	**40.0**
Dividends Paid	**(1,267.0)**	–	**(1,267.0)**
Total Equity as at 30th June 2006	**17,774.1**	**484.2**	**18,258.3**
Total Equity as at 1st January 2005, as previously reported	17,394.1	339.2	17,733.3
Effect of adopting New Accounting Standards	(2,615.5)	(54.2)	(2,669.7)
Total Equity as at 1st January 2005, as restated	14,778.6	285.0	15,063.6
Revaluation Deficit of Available-for-Sale Financial Assets transferred to Equity	(36.0)	–	(36.0)
Revaluation Surplus of Available-for-Sale Financial Assets removed on disposal	(8.5)	–	(8.5)
Currency Translation Differences	3.2	–	3.2
Net Loss Recognised directly in Equity	(41.3)	–	(41.3)
Profit for the period	3,125.2	7.5	3,132.7
Total Recognised Net Income for the period	3,083.9	7.5	3,091.4
Acquisition of a Subsidiary	–	35.6	35.6
Acquisition of Further Interest in a Subsidiary	–	(11.8)	(11.8)
Deconsolidation of a Subsidiary to a Jointly Controlled Entity	–	(43.4)	(43.4)
Shares Repurchased	(557.4)	–	(557.4)
Dividends Paid	(1,284.3)	–	(1,284.3)
Total Equity as at 30th June 2005	16,020.8	272.9	16,293.7

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of this condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2005. The Group has, based on the new Hong Kong Financial Reporting Standards ("HKFRS") – Interpretation 4 "Determining whether an Arrangement contains a Lease", which is effective for accounting periods commencing on or after 1st January 2006, determined that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.

The HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2006. The Group has not early adopted these new and revised HKFRSs.

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the mainland China. The turnover comprises the following:

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Gas Sales before Fuel Cost Adjustment	**3,757.2**	3,656.5
Fuel Cost Adjustment	**830.4**	509.9
Gas Sales after Fuel Cost Adjustment	**4,587.6**	4,166.4
Equipment Sales	**374.2**	382.8
Maintenance and Services	**128.0**	121.9
Other Sales	**328.6**	166.1
	5,418.4	4,837.2

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

2. Turnover and Segment Information *(continued)*

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the mainland China. Information about the Group's operations by geographical regions is as follows:

	Six months ended 30th June					
	Hong Kong		Mainland China		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Turnover	**4,688.9**	4,361.8	**729.5**	475.4	**5,418.4**	4,837.2
Segment Results	**2,040.1**	2,024.7	**92.5**	80.4	**2,132.6**	2,105.1
Unallocated Corporate Expenses					**(162.8)**	(137.1)
Operating Profit before Returns on Investments					**1,969.8**	1,968.0
Investment Income					**182.8**	140.3
Operating Profit					**2,152.6**	2,108.3
Interest Expense					**(146.2)**	(24.6)
Share of Profits less Losses of Associated Companies	**698.5**	394.6	**16.0**	13.9	**714.5**	408.5
Share of Profits less Losses of Jointly Controlled Entities	**74.1**	978.0	**93.9**	42.4	**168.0**	1,020.4
Profit before Taxation					**2,888.9**	3,512.6
Taxation					**(369.3)**	(379.9)
Profit for the period					**2,519.6**	3,132.7
Attributable to:						
Shareholders of the Company					**2,509.5**	3,125.2
Minority Interests					**10.1**	7.5
					2,519.6	3,132.7

Share of profits of associated companies includes HK$588.2 million (2005: HK$325.5 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex for the period.

Share of profits of jointly controlled entities includes HK$74.1 million (2005: HK$978.0 million), being the Group's share of profit arising from the sale of the residential units of the Grand Promenade during the period.

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Turnover	**5,418.4**	4,837.2
Less Expenses:		
Stores and Materials Used	**(2,373.1)**	(1,879.4)
Manpower Costs	**(416.6)**	(362.0)
Depreciation and Amortisation	**(283.9)**	(242.1)
Other Operating Items	**(375.0)**	(385.7)
Operating Profit before Returns on Investments	**1,969.8**	1,968.0

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

4. Investment Income

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
(a) Interest Income		
Bank Deposits	**36.1**	21.9
Listed Available-for-Sale Financial Assets	**0.7**	0.7
Loans to Associated Companies and Jointly Controlled Entities	**9.9**	16.7
Others	**2.9**	1.5
	49.6	40.8
(b) Net Realised and Unrealised Gains and Interest Income on Financial Assets at Fair Value through Profit or Loss		
Listed Securities	**28.6**	4.0
Unlisted Securities	**49.0**	71.5
Exchange Difference	**5.9**	1.3
	83.5	76.8
(c) Gains on Disposal and Maturity of Available-for-Sale Financial Assets		
Listed Securities	**12.7**	8.0
Exchange Difference	**0.4**	–
	13.1	8.0
(d) Dividend Income		
Listed Available-for-Sale Financial Assets	**10.9**	11.5
Unlisted Available-for-Sale Financial Assets	**13.7**	0.5
Listed Financial Assets at Fair Value through Profit or Loss	**5.7**	7.3
	30.3	19.3
(e) Other Investment Income/(Expenses)	**6.3**	(4.6)
Total Investment Income	**182.8**	140.3

5. Profit before Taxation

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Profit before Taxation is stated after charging the following:		
Cost of Inventories Sold	**2,550.9**	2,019.8

6. Taxation

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period	**302.9**	349.4
Deferred Taxation relating to the origination and reversal of temporary differences	**66.4**	30.5
	369.3	379.9

7. Dividends

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
2005 Final, paid, of HK23 cents per share (2004 Final: HK23 cents per share)	**1,267.0**	1,284.3
2006 Interim, proposed, of HK12 cents per share (2005 Interim: HK12 cents per share)	**661.1**	669.5
	1,928.1	1,953.8

8. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,509.5 million (2005: HK$3,125.2 million) and the weighted average of 5,508,759,988 shares (2005: 5,587,299,488 shares) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2005: nil), the diluted earnings per share for the period ended 30th June 2006 is the same as the basic earnings per share.

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

9. Property, Plant and Equipment

	Properties under Development HK$M	Buildings, Plant, Mains and Other Equipment HK$M	Total HK$M
Cost			
At 1st January 2006	57.5	16,395.5	16,453.0
Additions	14.9	1,378.8	1,393.7
Consolidation of a Subsidiary	–	66.3	66.3
Disposals/Write off	–	(91.5)	(91.5)
Exchange Difference	–	27.3	27.3
At 30th June 2006	72.4	17,776.4	17,848.8
Accumulated Depreciation			
At 1st January 2006	–	5,848.5	5,848.5
Charge for the period	–	278.9	278.9
Consolidation of a Subsidiary	–	3.4	3.4
Disposals/Write off	–	(17.6)	(17.6)
Exchange Difference	–	2.2	2.2
At 30th June 2006	–	6,115.4	6,115.4
Net Book Value			
At 30th June 2006	72.4	11,661.0	11,733.4
At 31st December 2005	57.5	10,547.0	10,604.5

9. Property, Plant and Equipment *(continued)*

	Properties under Development HK$M	Buildings, Plant, Mains and Other Equipment HK$M	Total HK$M
Cost			
At 1st January 2005	32.1	13,891.0	13,923.1
Additions	10.3	587.6	597.9
Acquisition of a Subsidiary	–	282.2	282.2
Disposals/Write off	–	(123.6)	(123.6)
At 30th June 2005	42.4	14,637.2	14,679.6
Accumulated Depreciation			
At 1st January 2005	–	5,356.5	5,356.5
Charge for the period	–	237.4	237.4
Disposals/Write off	–	(22.7)	(22.7)
At 30th June 2005	–	5,571.2	5,571.2
Net Book Value			
At 30th June 2005	42.4	9,066.0	9,108.4
At 31st December 2004	32.1	8,534.5	8,566.6

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

10. Trade and Other Receivables

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Trade Receivables	**1,374.3**	1,322.4
Other Receivables	**443.0**	670.3
Payment in Advance	**198.5**	111.5
	2,015.8	2,104.2

The Group recognised a loss of HK$10.3 million (2005: HK$18.7 million) for the impairment of its trade receivables during the period. The impairment has been included in other operating items (Note 3).

The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. At 30th June 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
0 – 30 days	**1,159.9**	1,142.9
31 – 60 days	**62.1**	50.2
61 – 90 days	**26.3**	15.8
Over 90 days	**126.0**	113.5
	1,374.3	1,322.4

11. Trade and Other Payables

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Trade Payables (Note a)	**309.7**	400.4
Other Payables and Accruals (Note b)	**1,991.1**	1,347.1
	2,300.8	1,747.5

11. Trade and Other Payables *(continued)*

Notes

(a) At 30th June 2006, the aging analysis of the trade payables was as follows:

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
0 – 30 days	**198.6**	313.2
31 – 60 days	**21.8**	13.6
61 – 90 days	**12.1**	6.9
Over 90 days	**77.2**	66.7
	309.7	400.4

(b) The balance includes an amount of HK$380.5 million (2005: HK$380.5 million) received from Henderson Land Development Company Limited in relation to residential portion of the Ma Tau Kok South property development project.

12. Share Capital

	Number of Shares		**Nominal Value**	
	At 30th June 2006	At 31st December 2005	**At 30th June 2006 HK$M**	At 31st December 2005 HK$M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/year	**5,508,759,988**	5,614,769,988	**1,377.2**	1,403.7
Repurchase of Shares	**–**	(106,010,000)	**–**	(26.5)
At end of period/year	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

13. Reserves

	Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Capital Reserve HK$M	Exchange Reserve HK$M	Unappropriated Profits HK$M	Total HK$M
At 1st January 2006	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
Profit Attributable to Shareholders	-	-	-	-	-	2,509.5	2,509.5
Revaluation Surplus of Available-for-Sale Financial Assets transferred to Equity	20.2	-	-	-	-	-	20.2
Revaluation Surplus of Available-for-Sale Financial Assets removed on Disposals	(7.3)	-	-	-	-	-	(7.3)
Capital Reserve from Joint Ventures	-	-	-	43.8	-	-	43.8
Capital Reserve from Subsidiaries	-	-	-	0.9	-	-	0.9
Exchange Revaluation	-	-	-	-	58.1	-	58.1
2005 Final Dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2005 Final Dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
At 30th June 2006	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1
Balance after 2006 Interim Dividend proposed	14.9	3,320.0	189.7	113.1	116.6	8,073.7	11,828.0
2006 Interim Dividend proposed	-	-	-	-	-	661.1	661.1
	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1

13. Reserves *(continued)*

	Properties/ Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Exchange Reserve HK$M	Unappro-priated Profits HK$M	Total HK$M
At 1st January 2005, as previously reported	3,309.4	3,320.0	163.2	–	3,998.6	10,791.2
Effect of adopting New Accounting Standard	(3,099.8)	–	–	–	484.3	(2,615.5)
At 1st January 2005, as restated	209.6	3,320.0	163.2	–	4,482.9	8,175.7
Profit Attributable to Shareholders	–	–	–	–	3,125.2	3,125.2
Revaluation Deficit of Available-for-Sale Financial Assets transferred to Equity	(36.0)	–	–	–	–	(36.0)
Revaluation Surplus of Available-for-Sale Financial Assets removed on Disposals	(8.5)	–	–	–	–	(8.5)
Exchange Revaluation	–	–	–	3.2	–	3.2
Shares Repurchased	–	–	9.0	–	(557.4)	(548.4)
2004 Final Dividend proposed	–	–	–	–	1,291.4	1,291.4
2004 Final Dividend paid	–	–	–	–	(1,284.3)	(1,284.3)
At 30th June 2005	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3
Balance after 2005 Interim Dividend proposed	165.1	3,320.0	172.2	3.2	6,388.3	10,048.8
2005 Interim Dividend proposed	–	–	–	–	669.5	669.5
	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3

14. Contingent Liabilities

Guarantees have been executed in respect of banking facilities as follows:

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Associated companies	**884.0**	840.0

Save as disclosed above, the Group did not have any further significant contingent liabilities as at 30th June 2006.

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

15. Commitments

(a) Capital Expenditures for Property, Plant and Equipment

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Authorised but not brought into the accounts at end of period/year	**866.7**	1,159.3
Of which, contracts had been entered into at end of period/year	**699.4**	841.1

(b) Share of Capital Expenditures for Property, Plant and Equipment of Jointly Controlled Entities

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Authorised but not brought into the accounts at end of period/year	**683.1**	747.1
Of which, contracts had been entered into at end of period/year	**325.9**	494.0

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that as at 30th June 2006, the Group's commitments to these projects would be approximately HK$1,448.4 million (2005: HK$126.0 million).

(d) Lease Commitments

At 30th June 2006, future aggregate minimum lease payments of land and buildings under non-cancellable operating leases were as follows:

	At 30th June 2006 HK$M	At 31st December 2005 HK$M
Not later than 1 year	**20.1**	22.4
Later than 1 year and not later than 5 years	**21.0**	23.9
Later than 5 years	**39.7**	39.6
	80.8	85.9

16. Related Party Transactions

There were no significant related party transactions undertaken by the Group at any time during the six-month period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2006, the Group had a net current borrowing position of HK$509 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,605 million (31st December 2005: HK$2,425 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million (31st December 2005: HK$1,891 million), net current fund as at 30th June 2006 amounted to HK$1,689 million (net current debt as at 31st December 2005: HK$2,483 million). In addition, banking facilities available for use amounted to HK$3,600 million (31st December 2005: HK$2,234 million).

The operating and capital expenditure of the Group is funded by cash flow from operations and properties, internal liquidity and banking facilities. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2006, the Group's borrowings amounted to HK$7,937 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,559 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,301 million (31st December 2005: HK$5,835 million) were with maturity within one year on revolving credit or term loan facilities. As at 30th June 2006, a subsidiary in mainland China had a finance lease of HK$77 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2006, the maturity profile of Group's borrowings was 29 per cent within 1 year; 3 per cent within 1 to 2 years and 68 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing/(shareholders' funds + net borrowing)] for the Group as at 30th June 2006 remained healthy at around 26 per cent (31st December 2005: at around 29 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$2,198 million as at 30th June 2006 (31st December 2005: HK$1,891 million), the net gearing ratio [net debt/(shareholders' funds + net debt)] stood at 18 per cent (31st December 2005: 23 per cent).

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 30th June 2006, the Group provided guarantees totalling HK$884 million (31st December 2005: HK$840 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings is denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investments there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2006, the investments in securities amounted to HK$2,987 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Compliance with Model Code

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they have fully complied with the required standard set out in the Model Code throughout the review period.

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Company. An audit committee meeting was held in September 2006 to review the unaudited interim accounts for the six months ended 30th June 2006. PricewaterhouseCoopers, the Group's external auditors, have carried out a review of the unaudited interim accounts for the six months ended 30th June 2006 in accordance with the Statement of Auditing Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2006.

Financial Assistance and Guarantees to Affiliated Companies

As at 30th June 2006, the Group has provided financial assistance and guarantees to certain of its associated companies and jointly controlled entities (collectively, "the affiliated companies") totalling HK$4,110 million (31st December 2005: HK$5,044 million), representing approximately 23 per cent of the Group's net assets. Pursuant to rule 13.22 of the Listing Rules, a combined balance sheet of the affiliated companies and the Group's attributable interests as at 30th June 2006 are set out below:

	Combined Balance Sheet HK$M	Group's Attributable Interests HK$M
Non-Current Assets	37,669	7,463
Current Assets	2,205	850
Current Liabilities	(10,690)	(2,394)
Non-Current Liabilities	(14,103)	(2,736)
Net Assets	**15,081**	**3,183**
Share Capital	1,559	769
Reserves	13,521	2,414
Minority Interests	1	–
Total Equity	**15,081**	**3,183**

Loans to associated companies of HK$2,192 million (31st December 2005: HK$2,210 million) are for the financing of property development projects. Other loans to associated companies of HK$62 million (31st December 2005: HK$60 million) are mainly provided to our PRC gas related projects. Except for a loan of HK$49 million (31st December 2005: HK$48 million) to Zibo Lubo Gas Company Limited which is at a fixed interest rate of 3.68 per cent per annum and fully repayable in 2007, all loans to associated companies are unsecured, interest free and have no fixed terms of repayment.

As at 31st December 2005, loan to a jointly controlled entity for the Sai Wan Ho property development project amounted to HK$1,051 million which was fully repaid during the period. Loans to jointly controlled entities of HK$972 million (31st December 2005: HK$883 million) are all provided to our PRC joint ventures, which are unsecured and interest free with no fixed term of repayment for the current amounts and fully repayable from 2013 to 2014 for the non-current amounts except for the following:

(i) HK$71 million (31st December 2005: HK$48 million) to Maanshan joint venture with fixed interest rates ranging from 4.70 per cent to 4.86 per cent per annum and fully repayable in 2006.

(ii) HK$29 million (31st December 2005: HK$29 million) to Wuhan joint venture at a fixed interest rate of 4.20 per cent per annum and fully repayable in 2006.

(iii) HK$68 million (31st December 2005: HK$19 million) to Weihai joint venture with fixed interest rates ranging from 3.60 per cent to 4.86 per cent per annum and fully repayable in 2006.

(iv) HK$34 million (31st December 2005: HK$24 million) to Taian joint venture with fixed interest rates ranging from 4.70 per cent to 4.86 per cent per annum and fully repayable before the end of 2008.

(v) HK$194 million (31st December 2005: HK$189 million) to Nanjing joint venture with fixed interest rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable before the end of 2014.

Particulars of the guarantees of banking facilities and committed capital injection for the affiliated companies are shown in Notes 14 and 15(c) to the interim accounts.

Disclosure of Interests

A. *Directors*

As at 30th June 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares (Long Positions)

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,202,973,776 *(Note 5)*		2,206,199,950	40.05
	Mr. Liu Lit Man	1,778,681				1,778,681	0.03
	Dr. The Hon. David Li Kwok Po	15,000,000				15,000,000	0.27
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,202,973,776 *(Note 4)*	2,202,973,776	39.99
	Mr. Alfred Chan Wing Kin	102,825*				102,825*	0.00
	Mr. James Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,202,973,776 *(Note 4)*	2,202,973,776	39.99
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*	9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 *(Note 7)*		95	100
	Mr. Lee Ka Kit				95 *(Note 7)*	95	100
	Mr. Lee Ka Shing				95 *(Note 7)*	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 *(Note 8)*		2	100
	Mr. Lee Ka Kit				2 *(Note 8)*	2	100
	Mr. Lee Ka Shing				2 *(Note 8)*	2	100

* *These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2006, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. *Substantial Shareholders and Others (Long Positions)*

As at 30th June 2006, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%***
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,159,024,597	21.04
	Timpani Investments Limited *(Note 1)*	1,643,249,599	29.83
	Henderson Investment Limited *(Note 1)*	2,118,527,545	38.46
	Kingslee S.A. *(Note 1)*	2,118,527,545	38.46
	Henderson Land Development Company Limited *(Note 1)*	2,118,527,545	38.46
	Henderson Development Limited *(Note 2)*	2,122,494,017	38.53
	Hopkins (Cayman) Limited *(Note 3)*	2,202,973,776	39.99
	Riddick (Cayman) Limited *(Note 4)*	2,202,973,776	39.99
	Rimmer (Cayman) Limited *(Note 4)*	2,202,973,776	39.99
Persons other than Substantial Shareholders	Macrostar Investment Limited *(Note 1)*	475,277,946	8.63
	Medley Investment Limited *(Note 1)*	484,225,002	8.79

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,118,527,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 67.94% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 61.87% of the total issued shares of HLD. Of these 2,122,494,017 shares, 2,118,527,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,202,973,776 shares, 2,122,494,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,202,973,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,202,973,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

CORPORATE INFORMATION

Board of Directors

As at the date of this report, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered Office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website

www.towngas.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

A printed version of this Interim Report is available on request from the Company and the Company's Registrars free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Registrars by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice.

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士（主席），廖烈文先生*，梁希文先生*，林高演先生，李國寶博士*，陳達雄先生，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

* *獨立非執行董事*

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及／或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文（如適用）及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，費用全免。

4. 此等2,202,973,776股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)各自作為兩個全權信託之受託人,擁有單位信託之單位權益。根據《證券及期貨條例》第XV部,李家傑先生及李家誠先生作為該兩個全權信託之可能受益人,被視為有責任披露此等股份權益。

5. 此等2,202,973,776股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部,李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由公司之全資附屬公司(擁有4,500股)及恒基地產之全資附屬公司(擁有5,000股)實益擁有。就附註1至附註5所述,根據《證券及期貨條例》第XV部,李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

7. 此等Primeland Investment Limited之95股股份由公司之全資附屬公司(擁有30股)及恒基地產之全資附屬公司(擁有65股)實益擁有。就附註1至附註5所述,根據《證券及期貨條例》第XV部,李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

8. 此等溢匯國際有限公司之2股股份由公司之全資附屬公司(擁有1股)及恒基地產之全資附屬公司(擁有1股)實益擁有。就附註1至附註5所述,根據《證券及期貨條例》第XV部,李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

除上述外，於2006年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向公司及聯交所作出之申報，並無記錄公司董事在公司或其任何相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. 主要股東及其他人士（好倉）

截至2006年6月30日止，除公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	**股份權益數量**	**%*****
主要股東 （在股東大會上有權行使或控制行使10%或以上投票權之人士）	迪斯利置業有限公司 *（附註1）*	1,159,024,597	21.04
	Timpani Investments Limited *（附註1）*	1,643,249,599	29.83
	恒基兆業發展有限公司 *（附註1）*	2,118,527,545	38.46
	Kingslee S.A. *（附註1）*	2,118,527,545	38.46
	恒基兆業地產有限公司 *（附註1）*	2,118,527,545	38.46
	恒基兆業有限公司 *（附註2）*	2,122,494,017	38.53
	Hopkins (Cayman) Limited *（附註3）*	2,202,973,776	39.99
	Riddick (Cayman) Limited *（附註4）*	2,202,973,776	39.99
	Rimmer (Cayman) Limited *（附註4）*	2,202,973,776	39.99
主要股東以外之人士	Macrostar Investment Limited *（附註1）*	475,277,946	8.63
	Medley Investment Limited *（附註1）*	484,225,002	8.79

*** *在股份之合計好倉佔公司已發行股本百分率。*

除上述外，於2006年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited（「Macrostar」）、Medley Investment Limited（「Medley」）及迪斯利置業有限公司（「迪斯利」）實益擁有此等2,118,527,545股股份。Macrostar及Timpani Investments Limited（「Timpani」）為恒基兆業發展有限公司（「恒基發展」）之全資附屬公司，Medley及迪斯利則為Timpani之全資附屬公司。恒基兆業地產有限公司（「恒基地產」）之全資附屬公司Kingslee S.A.擁有恒基發展所有已發行股份之67.94%。

2. 恒基兆業有限公司（「恒基兆業」）實益擁有恒基地產所有已發行股份之61.87%。在此等2,122,494,017股股份中，2,118,527,545股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,202,973,776股股份中，2,122,494,017股股份相當於附註1及附註2所述之股份，80,479,759股股份則由富生有限公司（「富生」）實益擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

甲. 董事

截至2006年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向公司及香港聯合交易所有限公司（「聯交所」）作出之申報，各董事於公司或其相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份（好倉）

公司名稱	董事姓名	個人	家族	公司	其他	總數	%**
香港中華煤氣有限公司	李兆基博士	3,226,174		2,202,973,776 (附註5)		2,206,199,950	40.05
	廖烈文先生	1,778,681				1,778,681	0.03
	李國寶博士	15,000,000				15,000,000	0.27
	陳達雄先生	1,940				1,940	0.00
	李家傑先生				2,202,973,776 (附註4)	2,202,973,776	39.99
	陳永堅先生	102,825*				102,825*	0.00
	關育材先生	36,300	41,129			77,429	0.00
	李家誠先生				2,202,973,776 (附註4)	2,202,973,776	39.99
隆業發展有限公司	李兆基博士			9,500 (附註6)		9,500	95
	李家傑先生				9,500 (附註6)	9,500	95
	李家誠先生				9,500 (附註6)	9,500	95
Primeland Investment Limited	李兆基博士			95 (附註7)		95	100
	李家傑先生				95 (附註7)	95	100
	李家誠先生				95 (附註7)	95	100
溢匯國際有限公司	李兆基博士			2 (附註8)		2	100
	李家傑先生				2 (附註8)	2	100
	李家誠先生				2 (附註8)	2	100

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔公司或其任何相聯法團已發行股本百分率。*

於2005年12月31日借予一家共同控制實體用於西灣河住宅發展項目之港幣10億5千1百萬元已於期內全數清還。借予共同控制實體之貸款港幣9億7千2百萬元（於2005年12月31日：港幣8億8千3百萬元）全部借予集團之內地合資公司，所有流動部分均為無抵押、免息及無固定之還款期，而非流動部分則須於2013年至2014年全數清還，惟下列者除外：

(i) 借予馬鞍山市合資公司之貸款為港幣7千1百萬元（於2005年12月31日：港幣4千8百萬元），利息按固定年利率介乎4.70%至4.86%計算及須於2006年全數償還。

(ii) 借予武漢市合資公司之貸款為港幣2千9百萬元（於2005年12月31日：港幣2千9百萬元），利息按固定年利率4.20%計算及須於2006年全數償還。

(iii) 借予威海市合資公司之貸款為港幣6千8百萬元（於2005年12月31日：港幣1千9百萬元），利息按固定年利率介乎3.60%至4.86%計算及須於2006年全數償還。

(iv) 借予泰安市合資公司之貸款為港幣3千4百萬元（於2005年12月31日：港幣2千4百萬元），利息按固定年利率介乎4.70%至4.86%計算及須於2008年終前全數償還。

(v) 借予南京市合資公司之貸款為港幣1億9千4百萬元（於2005年12月31日：港幣1億8千9百萬元），利息按固定年利率介乎2.88%至3.06%計算及須於2014年終前全數償還。

有關為聯屬公司銀行融資協議提供之擔保及承諾注入資金之詳情列於中期賬目附註14及15(c)。

購回、出售或贖回公司之股份

截至2006年6月30日止之六個月內，公司及其任何附屬公司並無購回、出售或贖回公司之股份。

提供予聯屬公司之財務資助及擔保

於2006年6月30日，集團為若干聯營公司及共同控制實體（統稱「聯屬公司」）提供之財務資助及擔保合共港幣41億1千萬元（於2005年12月31日：港幣50億4千4百萬元），約佔集團資產淨額之23%。根據《上市規則》第13.22條之規定，此等聯屬公司於2006年6月30日之合併資產負債表載列及集團之應佔權益載列如下：

	合併資產負債表 港幣百萬元	集團之應佔權益 港幣百萬元
非流動資產	37,669	7,463
流動資產	2,205	850
流動負債	(10,690)	(2,394)
非流動負債	(14,103)	(2,736)
資產淨額	**15,081**	**3,183**
股本	1,559	769
儲備	13,521	2,414
少數股東權益	1	–
權益總額	**15,081**	**3,183**

借予聯營公司之貸款港幣21億9千2百萬元（於2005年12月31日：港幣22億1千萬元）用作為物業發展項目提供資金。借予聯營公司之其他貸款港幣6千2百萬元（於2005年12月31日：港幣6千萬元）主要用於集團之中國燃氣相關項目。除借予淄博綠博燃氣有限公司之港幣4千9百萬元（於2005年12月31日：港幣4千8百萬元）貸款按固定年利率3.68%計息及須於2007年全數清還外，其他所有借予聯營公司之貸款均為無抵押、免息及無固定還款期。

或然負債

於2006年6月30日，集團就提供予一聯營公司之銀行融資協議給予合共港幣8億8千4百萬元擔保（於2005年12月31日：港幣8億4千萬元）。

貨幣概況

集團之運作及業務主要在香港及內地。其現金、現金等價物或借貸均以港幣或美元為主，而集團內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主，為當地投資提供自然對沖效果。

集團證券投資

集團在股票及債券證券方面之投資，乃按照集團財資委員會之指引進行。於2006年6月30日，證券投資為港幣29億8千7百萬元（於2005年12月31日：港幣26億5千9百萬元）。集團於證券之投資表現令人滿意。

其他資料

企業管治

截至2006年6月30日止之六個月內，公司已遵守《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）附錄14所載之《企業管治常規守則》之守則條文。

董事進行證券交易之標準守則

公司已採納《上市規則》附錄10所載之標準守則為公司董事進行證券交易之守則（「該守則」）。經公司作出特定查詢後，公司董事均已確認在本中期報告所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

公司已於1996年5月成立審核委員會，以檢討及監察公司之財務匯報程序及內部控制。審核委員會已於本年9月舉行會議，審閱截至2006年6月30日止之六個月內之未經審核中期業績報告。集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」審閱了公司截至2006年6月30日止之六個月內之未經審核中期業績報告，並發出無修訂之審閱報告。

財務資源回顧

資產流動性及資本來源

於2006年6月30日，集團之淨流動借貸為港幣5億零9百萬元（於2005年12月31日：港幣43億7千4百萬元）及長期借貸為港幣56億零5百萬元（於2005年12月31日：港幣24億2千5百萬元）。經計入港幣21億9千8百萬元（於2005年12月31日：港幣18億9千1百萬元）按公平值列賬及在損益賬處理之財務資產組合後，於2006年6月30日，集團之流動資金淨額為港幣16億8千9百萬元（於2005年12月31日：流動負債淨額為港幣24億8千3百萬元）。此外，可動用之銀行融資額為港幣36億元（於2005年12月31日：港幣22億3千4百萬元）。

集團營運及資本支出之資金來源為業務營運及物業之現金收入、內部流動資產及銀行融資協議。集團擁有足夠及穩定之資金來源及可動用之銀行融資協議以滿足未來資本性投資及營運資金之需求。

借貸結構

於2006年6月30日，集團借貸總額為港幣79億3千7百萬元（於2005年12月31日：港幣82億8千2百萬元）。集團所有銀行貸款及透支均為無抵押及按浮動利率計息，其中港幣55億5千9百萬元（於2005年12月31日：港幣23億7千萬元）為銀行長期貸款，而港幣23億零1百萬元（於2005年12月31日：港幣58億3千5百萬元）則享有一年以內還款期之循環信用額或定期貸款融資協議。於2006年6月30日，集團之一家內地附屬公司，就其部分管道有等值港幣7千7百萬元（於2005年12月31日：港幣7千7百萬元）之融資租賃，以分期付款方式繳付至2009年止。於2006年6月30日，集團借貸之到期日概況如下：29%為1年內到期、3%為1至2年內到期及68%為2至5年內到期（於2005年12月31日：71%為1年內到期及29%為2至5年內到期）。

集團借貸基本上為港元貸款，並無面對重大外匯波動風險。於2006年6月30日，集團之資本負債率〔淨借貸／（股東資金+淨借貸）〕約為26%（於2005年12月31日：約29%），財政狀況保持穩健。於2006年6月30日，經計入按公平值列賬及在損益賬處理之財務資產組合港幣21億9千8百萬元（於2005年12月31日：港幣18億9千1百萬元）後，集團之淨資本負債率〔淨負債／（股東資金+淨負債）〕為18%（於2005年12月31日：23%）。

於2006年2月15日，集團藉香港銀行市場流動資金充裕之機會，以香港企業貸款低價格的指標，簽訂一份港幣30億元之五年期無抵押定期及循環信用額銀團貸款協議，用於償還其現時年期較短之債務及一般企業資金需求。

15. 承擔

(a) 有關物業、機器及設備之資本承擔

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
於期末/年末已獲批准但未入賬	**866.7**	1,159.3
其中於期末/年末已簽約者	**699.4**	841.1

(b) 所佔共同控制實體物業、機器及設備之資本支出

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
於期末/年末之獲批准但未入賬	**683.1**	747.1
其中於期末/年末已簽約者	**325.9**	494.0

(c) 集團在多項合資合同中承諾以股本及貸款方式向若干國內合資公司提供足夠資金,以作發展中國燃氣項目之用。董事估計於2006年6月30日在此等項目之預計資金需求中,集團之應佔部分約為港幣1,448,400,000元(2005年12月31日:港幣126,000,000元)。

(d) 租賃承擔

於2006年6月30日,根據不可撤銷之經營租賃而於未來支付之最低土地及物業租賃付款總額如下:

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
一年內	**20.1**	22.4
第二年至第五年內	**21.0**	23.9
五年以上	**39.7**	39.6
	80.8	85.9

16. 有關連人士交易

集團於截至2006年6月30日止之半年度內並無進行任何重大之有關連人士交易。

13. 各項儲備金（續）

	物業／投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2005年1月1日，如前呈列	3,309.4	3,320.0	163.2	–	3,998.6	10,791.2
採納新會計準則之影響	(3,099.8)	–	–	–	484.3	(2,615.5)
於2005年1月1日，經重列	209.6	3,320.0	163.2	–	4,482.9	8,175.7
股東應佔溢利	–	–	–	–	3,125.2	3,125.2
可供出售財務資產轉撥至權益之重估減值	(36.0)	–	–	–	–	(36.0)
出售時撇銷可供出售財務資產之重估增值	(8.5)	–	–	–	–	(8.5)
匯兌重估	–	–	–	3.2	–	3.2
股份回購	–	–	9.0	–	(557.4)	(548.4)
擬派2004年末期股息	–	–	–	–	1,291.4	1,291.4
已派2004年末期股息	–	–	–	–	(1,284.3)	(1,284.3)
於2005年6月30日	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3
擬派2005年中期股息後結餘	165.1	3,320.0	172.2	3.2	6,388.3	10,048.8
擬派2005年中期股息	–	–	–	–	669.5	669.5
	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3

14. 或然負債

就以下公司之銀行融資作出擔保：

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
聯營公司	**884.0**	840.0

除了以上披露外，集團於2006年6月30日並無其他或然負債。

13. 各項儲備金

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	資本儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2006年1月1日	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
股東應佔溢利	–	–	–	–	–	2,509.5	2,509.5
可供出售財務資產轉發至權益之重估增值	20.2	–	–	–	–	–	20.2
出售時撇銷可供出售財務資產之重估增值	(7.3)	–	–	–	–	–	(7.3)
合資公司之資本儲備	–	–	–	43.8	–	–	43.8
附屬公司之資本儲備	–	–	–	0.9	–	–	0.9
匯兌重估	–	–	–	–	58.1	–	58.1
擬派2005年末期股息	–	–	–	–	–	1,267.0	1,267.0
已派2005年末期股息	–	–	–	–	–	(1,267.0)	(1,267.0)
於2006年6月30日	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1
擬派2006年中期股息後結餘	14.9	3,320.0	189.7	113.1	116.6	8,073.7	11,828.0
擬派2006年中期股息	–	–	–	–	–	661.1	661.1
	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1

11. 貿易及其他應付賬款（*續*）

附註

(a) 於2006年6月30日，貿易應付賬款之賬齡分析如下：

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
0至30日	**198.6**	313.2
31至60日	**21.8**	13.6
61至90日	**12.1**	6.9
超過90日	**77.2**	66.7
	309.7	400.4

(b) 結餘包括就馬頭角南廠物業發展項目住宅部分向恒基兆業地產有限公司收取之款項港幣380,500,000元（2005年：港幣380,500,000元）。

12. 股本

	股份數目		**面值**	
	2006年 6月30日	2005年 12月31日	**2006年 6月30日 港幣百萬元**	2005年 12月31日 港幣百萬元
法定股本：				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**5,508,759,988**	5,614,769,988	**1,377.2**	1,403.7
股份回購	**–**	(106,010,000)	**–**	(26.5)
於期末／年末	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2

10. 貿易及其他應收賬款

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
貿易應收賬款	**1,374.3**	1,322.4
其他應收賬款	**443.0**	670.3
預付款項	**198.5**	111.5
	2,015.8	2,104.2

集團於年內確認貿易應收賬款減值虧損港幣10,300,000元(2005年:港幣18,700,000元)。該減值已列入其他營業項目(附註3)。

集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等,並由管理層定期檢討。於2006年6月30日,扣除減值撥備後貿易應收賬款之賬齡分析如下:

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
0至30日	**1,159.9**	1,142.9
31至60日	**62.1**	50.2
61至90日	**26.3**	15.8
超過90日	**126.0**	113.5
	1,374.3	1,322.4

11. 貿易及其他應付賬款

	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
貿易應付賬款(附註a)	**309.7**	400.4
其他應付賬款及應計費用(附註b)	**1,991.1**	1,347.1
	2,300.8	1,747.5

9. 物業、機器及設備（續）

	發展中物業 港幣百萬元	樓房、廠場、 煤氣管 及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2005年1月1日	32.1	13,891.0	13,923.1
增加	10.3	587.6	597.9
收購附屬公司	–	282.2	282.2
出售／註銷	–	(123.6)	(123.6)
於2005年6月30日	42.4	14,637.2	14,679.6
累計折舊			
於2005年1月1日	–	5,356.5	5,356.5
期內折舊	–	237.4	237.4
出售／註銷	–	(22.7)	(22.7)
於2005年6月30日	–	5,571.2	5,571.2
賬面淨值			
於2005年6月30日	42.4	9,066.0	9,108.4
於2004年12月31日	32.1	8,534.5	8,566.6

9. 物業、機器及設備

	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2006年1月1日	57.5	16,395.5	16,453.0
增加	14.9	1,378.8	1,393.7
改以附屬公司綜合入賬	–	66.3	66.3
出售／註銷	–	(91.5)	(91.5)
匯兑差額	–	27.3	27.3
於2006年6月30日	72.4	17,776.4	17,848.8
累計折舊			
於2006年1月1日	–	5,848.5	5,848.5
期內折舊	–	278.9	278.9
改以附屬公司綜合入賬	–	3.4	3.4
出售／註銷	–	(17.6)	(17.6)
匯兑差額	–	2.2	2.2
於2006年6月30日	–	6,115.4	6,115.4
賬面淨值			
於2006年6月30日	72.4	11,661.0	11,733.4
於2005年12月31日	57.5	10,574.0	10,604.5

5. 除稅前溢利

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
除稅前溢利已扣除下列項目：		
已售存貨成本	**2,550.9**	2,019.8

6. 稅項

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
當期稅項－依照本期間估計應課稅溢利按17.5%（2005年稅率為17.5%）撥取之香港利得稅準備	**302.9**	349.4
遞延稅項暫時差異之產生及轉回	**66.4**	30.5
	369.3	379.9

7. 股息

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
2005年已付末期股息每股港幣23仙（2004年末期股息：每股港幣23仙）	**1,267.0**	1,284.3
2006年擬派中期股息每股港幣12仙（2005年中期股息：每股港幣12仙）	**661.1**	669.5
	1,928.1	1,953.8

8. 每股盈利

每股盈利乃根據股東應佔溢利港幣2,509,500,000元（2005年：港幣3,125,200,000元）及已發行加權平均股數5,508,759,988股（2005年：5,587,299,488股）計算。

由於集團截至2006年6月30日止六個月內沒有任何有潛在攤薄影響之股份（2005年：無），故每股攤薄盈利等同每股基本盈利。

4. 投資收入

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
(a) 利息收入		
銀行存款	**36.1**	21.9
可供出售上市財務資產	**0.7**	0.7
借予聯營公司及共同控制實體之貸款	**9.9**	16.7
其他	**2.9**	1.5
	49.6	40.8
(b) 按公平值列賬及在損益賬處理之財務資產之已變現及未變現收益淨額及利息收入		
上市證券	**28.6**	4.0
非上市證券	**49.0**	71.5
匯兌差額	**5.9**	1.3
	83.5	76.8
(c) 可供出售財務資產之出售及到期收益		
上市證券	**12.7**	8.0
匯兌差額	**0.4**	–
	13.1	8.0
(d) 股息收入		
可供出售上市財務資產	**10.9**	11.5
可供出售非上市財務資產	**13.7**	0.5
按公平值列賬及在損益賬處理之上市財務資產	**5.7**	7.3
	30.3	19.3
(e) 其他投資收入／（開支）	**6.3**	(4.6)
投資收入總額	**182.8**	140.3

3. 未計投資回報之營業溢利

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
營業額	**5,418.4**	4,837.2
減支出：		
已使用之庫存及物料	**(2,373.1)**	(1,879.4)
人力成本	**(416.6)**	(362.0)
折舊及攤銷	**(283.9)**	(242.1)
其他營業支出	**(375.0)**	(385.7)
未計投資回報之營業溢利	**1,969.8**	1,968.0

2. 營業額及分部資料(*續*)

集團透過其附屬公司、聯營公司及共同控制實體，於香港及內地經營業務，其業務營運之資料按地區分析如下：

	截至6月30日止六個月					
	香港		中國內地		總額	
	2006	2005	**2006**	2005	**2006**	2005
	港幣百萬元	港幣百萬元	**港幣百萬元**	港幣百萬元	**港幣百萬元**	港幣百萬元
營業額	**4,688.9**	4,361.8	**729.5**	475.4	**5,418.4**	4,837.2
分部業績	**2,040.1**	2,024.7	**92.5**	80.4	**2,132.6**	2,105.1
未分配之企業開支					**(162.8)**	(137.1)
未計投資回報之營業溢利					**1,969.8**	1,968.0
投資收入					**182.8**	140.3
營業溢利					**2,152.6**	2,108.3
利息支出					**(146.2)**	(24.6)
所佔聯營公司溢利減虧損	**698.5**	394.6	**16.0**	13.9	**714.5**	408.5
所佔共同控制實體溢利減虧損	**74.1**	978.0	**93.9**	42.4	**168.0**	1,020.4
除税前溢利					**2,888.9**	3,512.6
税項					**(369.3)**	(379.9)
期內溢利					**2,519.6**	3,132.7
可歸屬於：						
公司股東					**2,509.5**	3,125.2
少數股東權益					**10.1**	7.5
					2,519.6	3,132.7

所佔聯營公司溢利包括集團攤分於國際金融中心之投資物業估值變動港幣588,200,000元(2005年：港幣325,500,000元)。

所佔共同控制實體溢利包括集團攤分於嘉亨灣項目住宅單位發售所得溢利港幣74,100,000元(2005年：港幣978,000,000元)。

中期賬目附註（未經審核）

1. 編製基準及會計政策

本未經審核簡明綜合中期賬目（「中期賬目」）乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

集團編製此等中期賬目所採用之會計政策與截至2005年12月31日止之年度賬目所採用者一致。集團根據由2006年1月1日或之後開始之會計期間生效的香港財務報告準則一詮釋第4號「釐定一項安排是否包含租賃」作出評估後，認為部分安排包含租賃，所以此等安排將按照香港會計準則第17號「租賃」之規定入賬處理。此會計政策改變對集團之業績及財務狀況並無重大影響。

集團並無提早採納任何香港會計師公會已頒布而未於2006年1月1日開始之會計期間生效的新訂及經修訂香港財務報告準則。

2. 營業額及分部資料

集團主要從事香港及內地燃氣生產、輸送與銷售，以及經營與燃氣有關之業務。營業額包括以下項目：

	截至6月30日止六個月	
	2006	2005
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**3,757.2**	3,656.5
燃料調整費	**830.4**	509.9
燃氣銷售，已計燃料調整費	**4,587.6**	4,166.4
爐具銷售	**374.2**	382.8
保養及維修	**128.0**	121.9
其他銷售	**328.6**	166.1
	5,418.4	4,837.2

業務分部指從事提供產品或服務之一組資產和業務，而產品或服務之風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務之風險和回報與在其他經濟環境中營運之分部不同。

由於集團超過90%之營業額、分部業績及分部總資產均來自燃氣生產、輸送、銷售及與燃氣有關之業務，故無呈列業務分部分析。

綜合權益變動表（未經審核）
截至6月30日止六個月

	歸屬於公司股東 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2006年1月1日之權益總額	**16,415.9**	**428.4**	**16,844.3**
可供出售財務資產轉撥至權益之重估增值	**20.2**	**–**	**20.2**
出售時撇銷之可供出售財務資產重估增值	**(7.3)**	**–**	**(7.3)**
資本儲備	**44.7**	**–**	**44.7**
匯兌折算差異	**58.1**	**5.7**	**63.8**
於權益直接確認之淨收入	**115.7**	**5.7**	**121.4**
期內溢利	**2,509.5**	**10.1**	**2,519.6**
期內確認之淨收入總額	**2,625.2**	**15.8**	**2,641.0**
不再以共同控制實體方式入賬改為以附屬公司綜合入賬	**–**	**40.0**	**40.0**
已付股息	**(1,267.0)**	**–**	**(1,267.0)**
於2006年6月30日之權益總額	**17,774.1**	**484.2**	**18,258.3**
於2005年1月1日之權益總額，如前呈列	17,394.1	339.2	17,733.3
採納新會計準則之影響	(2,615.5)	(54.2)	(2,669.7)
於2005年1月1日之權益總額，經重列	14,778.6	285.0	15,063.6
可供出售財務資產轉撥至權益之重估減值	(36.0)	–	(36.0)
出售時撇銷之可供出售財務資產重估增值	(8.5)	–	(8.5)
匯兌折算差異	3.2	–	3.2
於權益直接確認之淨虧損	(41.3)	–	(41.3)
期內溢利	3,125.2	7.5	3,132.7
期內確認之淨收入總額	3,083.9	7.5	3,091.4
收購附屬公司	–	35.6	35.6
增購附屬公司權益	–	(11.8)	(11.8)
不再將附屬公司綜合入賬而改為以共同控制實體方式入賬	–	(43.4)	(43.4)
股份回購	(557.4)	–	(557.4)
已付股息	(1,284.3)	–	(1,284.3)
於2005年6月30日之權益總額	16,020.8	272.9	16,293.7

簡明綜合現金流量表（未經審核）
截至6月30日止六個月

	2006 港幣百萬元	2005 港幣百萬元
營業活動所得淨現金	**2,513.0**	1,461.8
投資活動流出現金淨額	**(382.5)**	(1,589.0)
融資活動（流出）／流入現金淨額	**(1,806.5)**	493.7
現金及現金等價物增加	**324.0**	366.5
於1月1日之現金及現金等價物	**1,465.6**	1,840.0
外幣匯率變動之影響	**3.3**	(6.4)
於6月30日之現金及現金等價物	**1,792.9**	2,200.1
現金及現金等價物結餘分析		
現金及銀行結存	**507.7**	473.8
三個月或以下定期存款	**1,301.8**	1,736.9
銀行透支	**(16.6)**	(10.6)
	1,792.9	2,200.1

綜合資產負債表(未經審核)
於2006年6月30日

	附註	2006年 6月30日 港幣百萬元	2005年 12月31日 港幣百萬元
資產			
非流動資產			
物業、機器及設備	9	**11,733.4**	10,604.5
租賃土地		**466.2**	462.5
無形資產		**45.8**	45.8
聯營公司		**3,122.6**	2,060.9
共同控制實體		**4,710.6**	5,197.5
可供出售財務資產		**788.6**	768.0
		20,867.2	19,139.2
流動資產			
發展中可供出售物業		**753.2**	579.8
存貨		**899.9**	921.3
貿易及其他應收賬款	10	**2,015.8**	2,104.2
借予聯營公司之貸款		**2,204.9**	2,221.0
借予共同控制實體之貸款		**190.8**	1,154.2
職員房屋貸款		**88.7**	102.8
按公平值列賬及在損益賬處理之財務資產		**2,198.4**	1,891.0
三個月以上定期存款		**13.3**	8.7
三個月或以下定期存款、現金及銀行結存		**1,809.5**	1,474.7
		10,174.5	10,457.7
流動負債			
貿易及其他應付賬款	11	**(2,300.8)**	(1,747.5)
稅項準備		**(319.6)**	(577.8)
借貸		**(2,332.1)**	(5,857.2)
		(4,952.5)	(8,182.5)
流動資產淨額		**5,222.0**	2,275.2
資產總額減流動負債		**26,089.2**	21,414.4
非流動負債			
客戶按金		**(994.9)**	(982.3)
遞延稅項		**(1,139.1)**	(1,072.7)
退休福利負債		**(18.2)**	(16.1)
借貸		**(5,604.7)**	(2,424.8)
少數股東貸款		**(74.0)**	(74.2)
		(7,830.9)	(4,570.1)
資產淨額		**18,258.3**	16,844.3
資金及儲備			
股本	12	**1,377.2**	1,377.2
股本溢價		**3,907.8**	3,907.8
各項儲備金	13	**11,828.0**	9,863.9
擬派股息	13	**661.1**	1,267.0
股東資金		**17,774.1**	16,415.9
少數股東權益		**484.2**	428.4
權益總額		**18,258.3**	16,844.3

綜合損益表（未經審核）
截至6月30日止六個月

	附註	2006 港幣百萬元	2005 港幣百萬元
營業額	2	**5,418.4**	4,837.2
未計投資回報之營業溢利	3	**1,969.8**	1,968.0
投資收入	4	**182.8**	140.3
營業溢利		**2,152.6**	2,108.3
利息支出		**(146.2)**	(24.6)
所佔聯營公司溢利減虧損		**714.5**	408.5
所佔共同控制實體溢利減虧損		**168.0**	1,020.4
除税前溢利	5	**2,888.9**	3,512.6
税項	6	**(369.3)**	(379.9)
期內溢利		**2,519.6**	3,132.7
可歸屬於：			
公司股東		**2,509.5**	3,125.2
少數股東權益		**10.1**	7.5
		2,519.6	3,132.7
股息－擬派中期股息	7	**661.1**	669.5
每股盈利－基本及攤薄，港仙計	8	**45.6**	55.9

集團持有西灣河嘉亨灣項目50%權益。該項目提供2,020個單位，總樓面面積約170萬平方呎。截至今年6月底，該項目已售出樓面面積約123萬平方呎。整個發展項目已於今年初開始入伙，為集團帶來可觀之利潤。

集團持有國際金融中心約15.8%權益。國際金融中心之商場及寫字樓已全部租出。該項目之酒店綜合發展部分由四季酒店及四季匯組成，分別提供約400間六星級酒店房間及約520間套房酒店房間，自去年9月開業以來，業務進展非常理想。

僱員及生產效率

於2006年6月30日，煤氣業務僱員人數為1,890人，客戶數目較去年同期增加約32,000戶，而整體生產效率提高3.6%。截至2006年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣2億9千6百萬元，而去年同期之薪酬總額為港幣3億零1百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2006年10月13日登記在股東名冊內之股東。本公司將於2006年10月12日星期四及2006年10月13日星期五兩天，暫停辦理股份過戶登記。股息單將於2006年10月23日星期一寄予各股東。

2006年業務展望

公司過去八年未有增加煤氣基本收費，惟仍一直致力提高營運效益，令業務維持平穩。今年10月公司將正式利用天然氣配合石腦油作為生產煤氣之原料，由於公司早於2002年天然氣價格較低時已安排引入天然氣，預期煤氣費將可因而下調，令客戶得益，同時亦增強煤氣在能源市場上之競爭力，有利於集團未來之業務發展。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2006年9月13日

集團亦繼續開拓城市管道燃氣以外之能源業務，除廣東液化天然氣接收站項目外，集團亦參與投資及營運安徽省、河北省及浙江省杭州市之天然氣高壓輸氣管道合資項目。投資該等項目有助集團拓展城市下游合資項目，鞏固集團在城市燃氣市場之發展。

由於近年國際油價持續高企，加上國家正致力推動環保能源政策，天然氣在內地之需求日趨殷切。集團現正研究參與發展天然氣上游項目及開拓替代能源之可行性，包括煤層氣之開發及利用，以配合內地增長強勁之能源需求。

集團確立在內地發展城市供水及排水業務之策略，並於2005年成功進入內地之水務行業。集團至今成功參與投資及營運三個水務項目，分別為江蘇省吳江市及安徽省蕪湖市之供水合資項目，以及江蘇省蘇州市蘇州工業園區之供水及排水合資項目。隨著內地城市化之水平日漸提升，城市規模愈趨擴大，用水量將持續增長。內地政府現正開放水務市場，以配合對潔淨水資源之殷切需求，為水務行業提供了廣闊之發展空間。集團將會把握此良好機遇，繼續拓展內地其他城市之水務項目，藉此擴闊在內地之投資領域。

集團至今已於內地9個省份及北京部分地區共36個城市取得合共43個項目，其品牌已廣泛地在該等城市建立了優良之信譽和口碑。隨著多元化業務不斷擴展，集團正從一家香港單一業務之本地公司，逐漸發展成為國內一家具規模之全國性跨行業之企業。

環保能源業務

集團全資附屬公司易高環保能源有限公司（「易高」）經營之石油氣加氣站業務營業額持續增長。隨著加氣站之定價機制自今年3月份開始由每六個月調價一次改為每月調價一次後，石油氣售價已與石油氣成本有較直接掛鈎，對加氣站之經營環境帶來明顯改善。

易高在新界東北堆填區之沼氣應用項目進展順利，沼氣處理廠計劃於今年內進行運作調試；全長19公里連接大埔煤氣廠之管道鋪設工程亦即將完成。預期大埔製氣廠將於年底開始應用經處理之沼氣，以取代部分石腦油作為生產煤氣之燃料。沼氣之有效應用可減少使用地下石油資源及空氣污染，進一步為環保作出貢獻。

地產發展項目

馬頭角南廠地盤之翔龍灣項目已於今年8月下旬開始預售，反應非常熱烈。該項目共興建五幢住宅樓宇，提供1,782個單位，住宅樓面面積約120萬平方呎，集團享有其銷售所得款項淨額之73%。商場樓面面積約15萬平方呎。預期該項目於今年底落成。

財務報表之詳情載於本中期報告書第5至20頁。該未經審核之中期賬目已由集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

本港煤氣業務

由於本地新建住宅樓宇落成及入伙進度較為緩慢，加上今年上半年天氣較去年同期和暖，令住宅煤氣銷售量下降2.1%；工商業煤氣銷售量亦較去年同期下降0.6%。整體而言，本港煤氣銷售量較去年同期微降1.5%。截至2006年6月30日止，客戶數目達1,606,841戶，較去年同期增加32,328戶。

引入天然氣至本港

集團將於今年第四季從廣東液化天然氣接收站引入天然氣至本港，以取代部分石腦油作為生產煤氣之原料。集團佔該接收站項目3%權益，中國國務院總理溫家寶和澳洲總理霍華德於今年6月28日親自主持接收站首期工程之投產儀式。該項目由澳洲供應液化天然氣，合約期長達25年。

大埔煤氣廠現正利用天然氣配合石腦油試產，今年10月將正式投產。由於集團所簽訂之天然氣供應合約之價格較石腦油為低，有助減低製氣成本，提高煤氣競爭力；透過既有之燃料調整費機制，客戶也可節省煤氣費用。天然氣之應用亦有助進一步改善環境。

內地業務發展

集團在內地之業務已進入多元化發展之里程。在燃氣業務方面，集團在穩固之根基上繼續以天然氣為主導，發展城市管道燃氣和有關之能源業務，並研究參與上游項目。集團以燃氣項目行之有效運作模式作為楷模，繼續拓展內地供水及排水行業，參與此公用事業令集團在內地之投資領域更為廣闊。

繼今年初簽訂之陝西省西安市項目後，集團於今年再落實了浙江省杭州市余杭區、安徽省銅陵市及江蘇省金壇市之城市管道燃氣項目，使集團在內地34個城市取得了管道燃氣合資項目，分布在廣東、華東、山東、華中、華北、東北及西部地區。隨著近年天然氣之到臨，集團多個合資項目已相繼完成天然氣轉換工程。此外，廣東液化天然氣接收站將於今年第四季正式投產，集團在廣東省多個合資項目亦將轉換為使用天然氣。天然氣之供應將大大提高燃氣使用量，令集團在內地之項目進入蓬勃發展期。

香港中華煤氣有限公司
二零零六年中期報告書

敬啟者：

上半年度業績概況

董事會宣布集團截至2006年6月30日止之六個月內，未經審核股東應佔稅後溢利為港幣25億零9百50萬元，其中燃氣業務及出租物業稅後溢利佔港幣18億零3百60萬元，較去年同期增加港幣3千8百70萬元；售樓及物業重估增值之地產稅後溢利佔港幣7億零5百90萬元。

集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月	
	2006	2005
營業額，未計燃料調整費，港幣百萬元計	**4,588.0**	4,327.3
營業額，已計燃料調整費，港幣百萬元計	**5,418.4**	4,837.2
股東應佔溢利，港幣百萬元計	**2,509.5**	3,125.2
每股盈利，未計售樓溢利及投資物業重估增值，港幣仙計	**32.7**	31.6
每股盈利，已計售樓溢利及投資物業重估增值，港幣仙計	**45.6**	55.9
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**14,995**	15,226
於6月30日本港客戶數目	**1,606,841**	1,574,513

2006年上半年度之股東應佔稅後溢利包括攤分嘉亨灣及京士柏山地產項目售出單位之溢利約港幣1億1千7百70萬元，以及集團應佔國際金融中心投資物業重估增值港幣5億8千8百20萬元；去年同期則包括集團應佔售樓溢利港幣10億3千4百80萬元，以及投資物業重估增值港幣3億2千5百50萬元。

2006年上半年度未計售樓溢利及投資物業重估增值之每股盈利為港幣32.7仙，去年上半年度未計售樓溢利及投資物業重估增值之每股盈利則為港幣31.6仙。



2006

中 期 報 告 書



煤氣

香 港 中 華 煤 氣 有 限 公 司
（股份代號：0003）